SEC
Mail Processing
Section

APR 0 2 2009

Washington, DC
122

09056959

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 45179

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: J.H. Lillian Securities Corp.

OFFICIAL USE ONLY
30811
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

205 Lexington Avenue - 8th Floor
(No. and Street)

New York (City) NY (State) 10016 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Jonathan H. Lillian, President (212) 935-2363
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cornick, Garber & Sandler, LLP
(Name – *if individual, state last, first, middle name*)

825 Third Avenue (Address) New York (City) NY (State) 10022 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Jonathan H. Lillian, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of J.H. Lillian Securities Corp., as of December 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NO EXCEPTIONS

Republic of France
~~City of Paris~~
Embassy of the United States of America } SS:

~~I hereby certify~~ that on this day the individual (s) named below appeared before me and acknowledged to me that the attached instrument was executed freely and voluntarily

Jonathan Henry Lillian

Consul of the United States of America

March 24 2009

Date

Jeffrey Gringer
Vice Consul
US Embassy, Paris

Notary Public

Signature

President

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

[x] (o) Independent Auditors' Report on Internal Control Structure
[x] (p) Statement of Cash Flows

CORNICK, GARBER & SANDLER, LLP
Certified Public Accountants

J.H. LILLIAN SECURITIES CORP.

FINANCIAL REPORT

DECEMBER 31, 2008

CORNICK, GARBER & SANDLER, LLP
Certified Public Accountants

J.H. LILLIAN SECURITIES CORP.

FINANCIAL REPORT

DECEMBER 31, 2008

INDEX

CORNICK, GARBER & SANDLER, LLP
Certified Public Accountants

Independent Auditors' Report

Board of Directors
J.H. Lillian Securities Corp.

We have audited the accompanying statement of financial condition of J.H. LILLIAN SECURITIES CORP. as at December 31, 2008 and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of J.H. Lillian Securities Corp. as at December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1 and 2 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Cornick, Garber + Sandler, LLP
CERTIFIED PUBLIC ACCOUNTANTS

New York, New York
February 25, 2009

825 Third Avenue New York, NY 10022-9524 212 557-3900 Fax 212 557-3936
50 Charles Lindbergh Boulevard Uniondale, NY 11553-3600 516 542-9030 Fax 516 542-9035

J.H. LILLIAN SECURITIES CORP.

STATEMENT OF FINANCIAL CONDITION

AS AT DECEMBER 31, 2008

ASSETS

Cash and cash equivalents	$	20,176
Prepaid tax expense		1,343
Total	$	21,519

LIABILITIES

Accrued expenses and taxes	$	4,694
Due to officer		1,456
		6,150

STOCKHOLDER'S EQUITY

Capital stock, no par value; authorized 200 shares; issued and outstanding 10 shares at stated value		7,000
Additional paid-in capital		19,397
(Deficit)		(11,028)
Total stockholder's equity		15,369
TOTAL	$	21,519

The notes to financial statements are made a part hereof.

J.H. LILLIAN SECURITIES CORP.

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2008

Interest income		$ 129
Expenses:		
Dues and fees	$ 255	
Accounting	6,000	
Other	1,141	7,396
Loss before income taxes		(7,267)
Income taxes		300
NET LOSS		$ (7,567)

The notes to financial statements are made a part hereof.

J.H. LILLIAN SECURITIES CORP.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2008

	Common Stock		Additional Paid-in Capital	Retained Earnings (Deficit)	Total Stockholder's Equity
	Shares	Amount			
Balance - January 1, 2008	10	$ 7,000	$ 13,443	$ 8,085	$ 28,528
Stockholder's contributions			5,954		5,954
Dividends				(11,546)	(11,546)
Net loss				(7,567)	(7,567)
Balance - December 31, 2008	10	$ 7,000	$ 19,397	$ (11,028)	$ 15,369

The notes to financial statements are made a part hereof.

J.H. LILLIAN SECURITIES CORP.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2008

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	
Cash flows from operating activities:	
Net loss	$ (7,567)
Adjustments to reconcile results of operations to net cash effect of operating activities:	
Net increase in prepaid taxes	(2,943)
Net increase in accrued expenses	795
Net cash used for operating activities	(9,715)
Cash flows from financing activities:	
Dividends paid	(11,546)
Stockholder's contributions	5,954
Net cash used for financing activities	(5,592)
NET DECREASE IN CASH AND CASH EQUIVALENTS	(15,307)
Cash and cash equivalents - January 1, 2008	35,483
CASH AND CASH EQUIVALENTS - DECEMBER 31, 2008	$ 20,176

The notes to financial statements are made a part hereof.

J.H. LILLIAN SECURITIES CORP.

NOTES TO FINANCIAL STATEMENTS

AS AT DECEMBER 31, 2008

NOTE A - Principal Business Activity and Summary of Significant Accounting Policies

J.H. Lillian Securities Corp. is a registered broker-dealer of securities with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority. The Company engages in the private placement of securities on a best of efforts basis.

The Company operates on the premises of a related entity under common ownership and receives certain additional administrative support from the related entity and pays $165 per quarter for the services.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE B - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital (Rule 15c 3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2008, the Company had net capital, less deductions for nonallowable assets, of $13,934, which was $8,934 in excess of the net required minimum capital of $5,000. The ratio of aggregate indebtedness to net capital was .44 to 1 at December 31, 2008.

NOTE C - Cash and Cash Equivalents

Cash and cash equivalents on the statement of financial condition are comprised of a commercial bank account and a money market fund checking account.

(Continued)

J.H. LILLIAN SECURITIES CORP.

NOTES TO FINANCIAL STATEMENTS

AS AT DECEMBER 31, 2008

NOTE D - Due to Officer

The Company's president and sole stockholder has made payments on the Company's behalf from another company he owns. These payments are shown as "due to officer" on the balance sheet, are due on demand and are noninterest bearing.

NOTE E - Income Taxes

For federal and state income tax purposes, the Company has elected to be treated in the same manner as a partnership under the provisions of Subchapter S of the Internal Revenue Code. Under this election, the Company's profits and losses are reported on the personal income tax return of the stockholder and any income taxes thereon are payable by him. State minimum tax and city income tax are payable by the Company. The provision for income taxes is comprised of state and local minimum taxes of $300.

SCHEDULE 1

J.H. LILLIAN SECURITIES CORP.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

AS AT DECEMBER 31, 2008

Net Capital:	
Capital stock	$ 7,000
Additional paid-in capital	19,397
(Deficit)	(11,028)
Total stockholder's equity qualified for net capital before haircuts on securities position	15,369
Less: Haircuts on money market fund	(92)
Less: Prepaid expense	(1,343)
Net capital	13,934
Minimum net capital required	5,000
Excess net capital	$ 8,934
Capital Ratio:	
Aggregate indebtedness to net capital	.44 to 1
Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2008)	
Net capital, as reported in Company's Part II (unaudited) FOCUS Report	$ 15,780
Audit adjustment to record and adjust prepaid expenses, accrued expenses and taxes	(1,846)
Net capital as per above	$ 13,934

SCHEDULE 2

J.H. LILLIAN SECURITIES CORP.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
FOR BROKER AND DEALERS PURSUANT TO RULE 15c3-3 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

AS AT DECEMBER 31, 2008

The Company does not carry any customer accounts and is exempt from Securities and Exchange Rule 15c-3-3 under paragraph (k)(2)(i),

CORNICK, GARBER & SANDLER, LLP
Certified Public Accountants

Board of Directors
J.H. Lillian Securities Corp.
205 Lexington Avenue - 7th Floor
New York, New York 10016

In planning and performing our audit of the financial statements and supplemental schedules of J.H. Lillian Securities Corp. (the Company) for the year ended December 31, 2008, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

825 Third Avenue New York, NY 10022-9524 212 557-3900 Fax 212 557-3936
50 Charles Lindbergh Boulevard Uniondale, NY 11553-3600 516 542-9030 Fax 516 542-9035

Board of Directors
J.H. Lillian Securities Corp.

Page Two

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008 to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used by anyone other than these specified parties.

Cornick, Garber + Sandler, LLP
CERTIFIED PUBLIC ACCOUNTANTS

New York, New York
February 25, 2009